EL POLLO LOCO HOLDINGS, INC.
3535 Harbor Boulevard, Suite 100
Costa Mesa, CA 92626
(714) 599-5000

August 24, 2016

Mr. Andrew Mew
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	El Pollo Loco Holdings, Inc. Form 10-K for the Year Ended December 30, 2015 Filed March 11, 2016 File No. 001-36556

Dear Mr. Mew:

On behalf of El Pollo Loco Holdings, Inc. (the “Company”), I submit this letter in response to the comment from the staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated August 19, 2016, relating to the Company’s Form 10-K for the Year Ended December 30, 2015, that was filed on March 11, 2016 (the “Form 10-K”). To facilitate review, we have reproduced your comment in bold.

1.
We note that on the bottom of page 33 you disclose that system-wide sales for fiscal 2015 were $753.4 million. Please note that we consider this measure to be a non-GAAP financial measure and in this regard should be accompanied by disclosure that this amount is inclusive of both company-owned and franchised-owned stores, and that your total revenue in the financial statements is limited to those of company-owned restaurants and royalties from your franchises. Please revise accordingly.

Response:

In future annual reports and in other cases where we use comparable language, we will amend our disclosures substantially as follows (see underlined text):

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include company-operated restaurant revenue, system-wide sales, comparable restaurant sales, company-operated average unit volumes, restaurant contribution, restaurant contribution margin, new restaurant openings, EBITDA, and Adjusted EBITDA. In fiscal 2015, our restaurants generated

Mr. Andrew Mew
U.S. Securities and Exchange Commission
August 24, 2016

company-operated restaurant revenue of $332.0 million and system-wide sales of $753.4 million, and system comparable sales increased 2.2%, consisting of company-operated restaurant comparable sales growth of 1.0% and franchised comparable sales growth of 3.1%. The company-operated comparable sales increase consisted of a 1.9% transaction decline and a 2.9% check growth. In fiscal 2015, for company-operated restaurants, our annual AUV was $1.9 million, restaurant contribution margin was 21.7%, and Adjusted EBITDA was $65.5 million.

System-Wide Sales

System-wide sales are neither required by, nor presented in accordance with, accounting principles generally accepted in the United States of America (“GAAP”). System-wide sales are the sum of company-operated restaurant revenue and sales from franchised restaurants. Our total revenue in our consolidated statements of operations is limited to company-operated restaurant revenue and franchise revenue from our franchisees. Accordingly, system-wide sales should not be considered in isolation or as a substitute for our results as reported under GAAP. Management believes that system-wide sales are an important figure for investors, because they are widely used in the restaurant industry, including by our management, to evaluate brand scale and market penetration.

The following table reconciles system-wide sales to company-operated restaurant revenue and total revenue.

	Fiscal Year
($ ,000)	2016	2015	2014
Company-operated restaurant revenue	$	$332,040	$322,516
Franchise revenue		23,017	22,345
Total revenue		355,057	344,861
Franchise revenue		(23,017)	(22,345)
Sales from franchised restaurants		421,344	400,692
System-wide sales	$	$753,384	$723,208

* * *

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Andrew Mew
U.S. Securities and Exchange Commission
August 24, 2016

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (714) 599-5234 with any questions or comments.

Sincerely,

/s/ Laurance Roberts
Laurance Roberts
Chief Financial Officer